UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ?

(Continued on the following pages)

(Page 1 of 14 Pages)

_______________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 458738101	SCHEDULE 13D	Page 2 of 14

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

34,963,066
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

34,963,066
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,963,066
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.4%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 458738101	SCHEDULE 13D	Page 3 of 14

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

34,963,066
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

34,963,066
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,963,066
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.4%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 4 of 14

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

34,963,066
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

34,963,066
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,963,066
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.4%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 5 of 14

1	NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

34,963,066
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

34,963,066
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,963,066
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.4%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 6 of 14

This Amendment No. 6 amends Amendment No. 5 to Schedule 13D of Pyxis Innovations Inc. (“Pyxis”), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc. and Alticor Global Holdings Inc. filed July 25, 2007 (“Amendment No. 5”), which amended their Amendment No. 4 filed August 28, 2006 (“Amendment No. 4”), which amended their Amendment No. 3 filed June 23, 2006 (“Amendment No. 3”), which amended their Amendment No. 2 filed September 24, 2004 (“Amendment No. 2”), which amended their Amendment No. 1 filed July 22, 2003 (“Amendment No. 1”), which amended their initial Statement on Schedule 13D filed March 14, 2003 (“Initial Schedule 13D”), relating to the Issuer’s securities. Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Initial Schedule 13D are collectively referred to in this Amendment as the “Previous Filings.” To the extent any item is superseded by a later filing, the later filing is operative and controlling. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported in the Previous Filings.

Explanatory Note

This Amendment is filed for the purpose of providing information regarding (i) the conversion of convertible notes held by Pyxis into shares of the Issuer’s Common Stock as more fully described in Item 5 below, (ii) a change in the name of Alticor Holdings Inc. to Solstice Holdings Inc., (iii) changes in the membership of the Issuer’s board of directors as more fully described in Item 4 below and (iv) the terms of an agreement between Alticor Inc. and the Issuer regarding the appointment of an interim Chief Executive Officer of the Issuer as more fully described in Item 4 below.

Item 1.	Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer’s Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.	Identity and Background.

Pyxis, a Delaware corporation, is an intermediary holding company that holds shares of the Issuer. Pyxis has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2000. During the last five years, Pyxis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Pyxis has not been a party to a civil proceeding of a judicial or administrative body of

CUSIP NO. 458738101	SCHEDULE 13D	Page 7 of 14

competent jurisdiction that resulted in Pyxis being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pyxis is a wholly-owned subsidiary of Alticor Inc. Alticor Inc., a Michigan corporation, is engaged in the principal business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide. Alticor Inc. has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. During the last five years, Alticor Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Alticor Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alticor Inc. is a wholly-owned subsidiary of Solstice Holdings Inc. Solstice Holdings Inc., a Michigan corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2002. Solstice Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Solstice Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Solstice Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Solstice Holdings Inc. became a wholly-owned subsidiary of Alticor Global Holdings Inc. on July 28, 2004. Alticor Global Holdings Inc., a Delaware corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2004. Alticor Global Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Alticor Global Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Global Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Alticor Global Holdings Inc. is owned by certain individuals, trusts, foundations and other entities established by or for the benefit of Richard M. DeVos and Jay Van Andel, the founders of Amway Corporation, and their families.

All directors and officers of Pyxis, Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. are referred to in this Schedule 13D as the "Directors and Officers." The address for each of the Directors and Officers is 7575 Fulton Street East, Ada, Michigan 49355-0001. During the last five years, none of the Directors and Officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any

CUSIP NO. 458738101	SCHEDULE 13D	Page 8 of 14

violation with respect to such laws. Each of the Directors and Officers is a citizen of the United States of America except for Eva Cheng, who is a citizen of the United Kingdom.

Pyxis Directors and Officers: Stephen A. Van Andel, Douglas L. DeVos, Craig V. Witcher and Michael A. Mohr are the members of the Board of Directors of Pyxis. Stephen A. Van Andel's present occupation is the Chairman of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc. Douglas L. DeVos' present occupation is the President of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc. Craig V. Witcher is the Treasurer of Pyxis, Controller of Alticor Inc. (his employer), and Controller of Solstice Holdings Inc. Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.

Alticor Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Inc. Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Stephen A. Van Andel, Douglas L. DeVos, Lynn J. Lyall, Michael A. Mohr, Kelly K. Savage, Alvin W. Koop and William R. Payne are executive officers of Alticor Inc. Lynn J. Lyall holds the positions of Executive Vice President and Chief Financial Officer of Alticor Inc. (his employer), and Executive Vice President, Treasurer and Chief Financial Officer of Solstice Holdings Inc. and Alticor Global Holdings Inc. Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc. and Vice President and Secretary of Solstice Holdings Inc. Kelly K. Savage's titles are Vice President and Chief Human Resources Officer of Alticor Inc. (her employer) and Alticor Global Holdings Inc. Alvin W. Koop's titles are Executive Vice President and Chief Operating Officer - Access Business Unit with Alticor Inc. and Alticor Global Holdings Inc., and he holds the positions of Executive Vice President and Chief Operating Officer with his employer, Access Business Group LLC, a manufacturing and distribution company and wholly-owned indirect subsidiary of Alticor Inc. located at 7575 Fulton Street East, Ada, Michigan 49355-0001. William R. Payne is the Chief of Staff of Alticor Global Holdings Inc. and Alticor Inc., his employer.

Solstice Holdings Inc. Directors and Officers. Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Holdings Inc. Stephen A. Van Andel is the Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Stephen A. Van Andel, Douglas L. DeVos, Lynn J. Lyall and Michael A. Mohr are executive officers of Solstice Holdings Inc. Lynn J. Lyall holds the positions of Executive Vice President and Chief Financial Officer of Alticor Inc. (his employer) and Executive Vice President, Treasurer and Chief Financial Officer of Solstice Holdings Inc. and Alticor Global Holdings Inc. Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc. and Vice President and Secretary of Solstice Holdings Inc.

Alticor Global Holdings Inc. Directors and Officers: Richard M. DeVos, Stephen A. Van Andel, Douglas L. DeVos, Daniel G. DeVos, Suzanne C. DeVos-VanderWeide, David L. Van Andel,

CUSIP NO. 458738101	SCHEDULE 13D	Page 9 of 14

Barbara Van Andel-Gaby, Emmanuel A. Kampouris, James A. McClung and Judson C. Green are the members of the Board of Directors of Alticor Global Holdings Inc. Richard M. DeVos' present occupation is President Emeritus of Alticor Inc. and Alticor Global Holdings Inc. Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Daniel G. DeVos' present occupation is President and CEO of D.P. Fox, a venture capital company located at 200 Ottawa NW, Suite 500, Grand Rapids, Michigan 49503. Suzanne C. DeVos-VanderWeide is a director of RDV Corporation and the Orlando Magic and is actively involved in community organizations in the Grand Rapids, Michigan and Orlando, Florida areas. David L. Van Andel's present occupation is Chairman and CEO of IdeaSphere Inc., a company involved in the ideation and development of health and organic products and services. IdeaSphere is located at 3133 Orchard Vista Drive, SE, Grand Rapids, Michigan 49546. Barbara Van Andel-Gaby's present occupation is Chief Executive Officer of Peter Island Resort, which manages a resort in the British Virgin Islands. Peter Island Resort's main offices are located at 6470 East Johns Crossing, Suite 490, Mailbox 4149, Duluth, Georgia 30097. Emmanuel A. Kampouris is presently retired. James A. McClung's present occupation is Vice Chairman of Charter Consulting, a management consulting firm focusing on financial services and insurance. Charter Consulting is located at One IBM Plaza, 330 W. Wabash, Suite 3100, Chicago, Illinois 60611. Judson C. Green's present occupation is President and CEO of Navigation Technologies Corporation, a provider of precision digital mapping information and enabling technology. Navigation Technologies Corporation is located at 222 Merchandise Mart Plaza, Chicago, Illinois 60654. The executive officers of Alticor Global Holdings Inc. are the same as those listed for Alticor Inc. above and also include Eva Cheng and James B. Payne. Eva Cheng is the Executive Vice President and Manager - Greater China Region, of Alticor Global Holdings Inc. and is the Managing Director of Amway (China) Co., Ltd., her employer. Amway (China) Co., Ltd. is located at 41/F. Citic Plaza, 233 Tianhe North Road, Guangzhou, P.R.C. 510620. James B. Payne is the Executive Vice President and Managing Director - Amway and Quixtar, of Alticor Global Holdings Inc. and holds the position of Executive Vice President with Amway Corporation, his employer, which is another of the Alticor Inc. subsidiary companies. Amway Corporation is located at 7575 Fulton Street East, Ada, Michigan 49355-001.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Previous Filings is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of the Previous Filings is incorporated herein by reference.

On September 6, 2007, the Issuer appointed James Weaver as Chairman of the Board of Directors of the Issuer. Thomas Curran, the Issuer’s Interim Chief Executive Officer, had served as Chairman of the Board prior to such time and remains as a director.

CUSIP NO. 458738101	SCHEDULE 13D	Page 10 of 14

On December 17, 2007, the Issuer entered into an Agreement to Lend Employee with Alticor Inc., which is effective as of July 3, 2007, pursuant to which Alticor Inc. will loan Thomas Curran (the “Borrowed Employee”) to the Issuer to serve as the Issuer’s Interim Chief Executive Officer while a search is conducted for a permanent Chief Executive Officer.

During the loan period, the Borrowed Employee will be the borrowed servant of the Issuer and the Issuer will have direct and sole control of the Borrowed Employee, assign work duties to the Borrowed Employee and provide day-to-day supervision of the Borrowed Employee. Alticor Inc. will continue to process and pay the Borrowed Employee’s wages and other compensation, withhold, collect, report and/or remit applicable taxes, make other deductions and, to the extent permitted by its employee benefit plans and applicable law, provide benefits to the Borrowed Employee under its employee benefit plans. The Issuer will pay Alticor Inc. a fee of $30,000 per month in consideration of the services being provided by the Borrowed Employee to the Issuer and will be responsible for the payment of, or reimbursement to, the Borrowed Employee of all travel and incidental expenses in traveling between the Borrowed Employee’s home and the Issuer’s headquarters or otherwise traveling in connection with the Issuer’s business.

The agreement may be terminated by either party for any reason upon fifteen days advance written notice. In addition, the agreement may be terminated by either party immediately upon written notice if the other party, among other things, breaches any provision of the agreement and fails to cure its breach within five days after receipt of written notice from the other party, becomes insolvent, institutes bankruptcy proceedings or has bankruptcy proceedings instituted against it or is restricted by governmental, legal or regulatory causes from continuing its current method of business operations such that its operations are, in the other party’s judgment, detrimental to or incompatible with the other party’s reputation or business operations worldwide.

The foregoing description of the Agreement to Lend Employee is qualified in its entirety by the full text of such agreement, which is incorporated by reference herein and is filed as Exhibit 99.13 hereto.

Except as otherwise disclosed in its Previous Filings, as of the date of this filing none of the reporting persons has any plans or proposals of the type enumerated in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       Pyxis beneficially owns 34,963,066 shares of the Issuer’s stock, which is 58.4% of the sum of the number of the Issuer’s Common Stock that was outstanding as of September 30, 2007 (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) plus 3,190,987 shares of Common Stock which were issued upon conversion of the convertible notes as described herein and the number of shares that would have been outstanding upon conversion of all of the preferred stock and convertible notes held by Pyxis at the time of the conversion of the convertible notes as described herein.

CUSIP NO. 458738101	SCHEDULE 13D	Page 11 of 14

Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc., may be deemed to beneficially own the same 34,963,066 shares of the Issuer’s stock.

The number of shares reported in this Item 5(a) includes 5,941,024 shares of Common Stock owned directly by Pyxis, 28,160,200 shares of Common Stock issuable to Pyxis upon conversion of its 5,000,000 shares of Series A Preferred Stock and 861,842 shares of Common Stock issuable to Pyxis upon conversion of the convertible notes (as of September 30, 2007) described in Amendment No. 1. In determining Pyxis’ beneficial ownership percentage above, a division calculation is used wherein 34,963,066 is the numerator and the denominator is equal to the sum of: (a) all shares of Common Stock outstanding (as reported by the Issuer) plus 3,190,987 shares of Common Stock which were issued upon conversion of the convertible notes as described herein, (b) 28,160,200 shares reserved for issuance upon the conversion of the Series A Preferred Stock, and (c) 861,842 shares reserved for issuance upon the conversion of the remaining convertible notes.

The calculations in this Item 5(a) are based on the Issuer having 27,639,120 shares of Common Stock outstanding as of September 30, 2007, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except for the conversion of the convertible notes by Pyxis as described herein or as otherwise indicated by the Issuer.

None of the other persons named in response to Item 2 of this Schedule 13D is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

(b)       Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds. Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.

(c)       On December 17, 2007, Pyxis elected to convert $2,039,679.43 of convertible notes, consisting of the original principal amount of the convertible notes of $2,000,000 plus accrued and unpaid interest thereon, into shares of Common Stock at a conversion price per share of Common Stock equal to $0.6392. As a result of the election, 3,190,987 shares of Common Stock of Issuer were issued to Pyxis. Except as described above, there have been no transactions in the Issuer’s Common Stock by any of the reporting persons during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

The responses to (a) of this Item 5 are “Not Applicable” for the Directors and Officers. The responses to paragraph (b) and (c) of this Item 5 are “Not Applicable” and “None”,

CUSIP NO. 458738101	SCHEDULE 13D	Page 12 of 14

respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The contents of Item 6 of the Initial Schedule 13D and Item 5 of this Amendment No. 6 are here incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit

Number	Description

99.1

Stock Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003)

99.2

Registration Rights Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003)

99.3

Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on March 5, 2003)

99.4

Amendment No. 3 to Note Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on March 5, 2003)

99.5

Amendment No. 2 to Security Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on March 5, 2003)

99.6

Exclusive License Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003)

99.7

Research Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group LLC (hereby incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed on March 5, 2003)

99.8	Letter of Guaranty dated March 5, 2003 from Alticor Inc. (hereby incorporated by reference to Exhibit 10.14 to the Issuer’s Form 8-K filed on March 5, 2003)

CUSIP NO. 458738101	SCHEDULE 13D	Page 13 of 14

99.9

Joint Filing Agreement dated September 24, 2004 between Pyxis Innovations Inc., Alticor Inc., Alticor Holdings Inc., and Alticor Global Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on September 24, 2004)

99.10

Amendment No. 4 to Note Purchase Agreement dated February 23, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2006)

99.11

Amendment No. 5 to Note Purchase Agreement dated August 17, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.11 to Amendment No. 4 filed August 17, 2006)

99.12

Stock Purchase Agreement dated August 17, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 17, 2006)

99.13	Agreement to Lend Employee effective as of July 3, 2007 between Alticor Inc. and Interleukin Genetics, Inc.

CUSIP NO. 458738101	SCHEDULE 13D	Page 14 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2008	PYXIS INNOVATIONS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: January 15, 2008	ALTICOR INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: January 15, 2008	SOLSTICE HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: January 15, 2008	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

EXHIBIT INDEX

Exhibit

Number	Description

99.1

Stock Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003)

99.2

Registration Rights Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003)

99.3

Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on March 5, 2003)

99.4

Amendment No. 3 to Note Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on March 5, 2003)

99.5

Amendment No. 2 to Security Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on March 5, 2003)

99.6

Exclusive License Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003)

99.7

Research Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group LLC (hereby incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed on March 5, 2003)

99.8	Letter of Guaranty dated March 5, 2003 from Alticor Inc. (hereby incorporated by reference to Exhibit 10.14 to the Issuer’s Form 8-K filed on March 5, 2003)

99.9

Joint Filing Agreement dated September 24, 2004 between Pyxis Innovations Inc., Alticor Inc., Alticor Holdings Inc., and Alticor Global Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on September 24, 2004)

99.10

Amendment No. 4 to Note Purchase Agreement dated February 23, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2006)

99.11

Amendment No. 5 to Note Purchase Agreement dated August 17, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.11 to Amendment No. 4 filed August 17, 2006)

99.12

Stock Purchase Agreement dated August 17, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 17, 2006)

99.13	Agreement to Lend Employee effective as of July 3, 2007 between Alticor Inc. and Interleukin Genetics, Inc.